SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR Q1 PROFITS UP 1% TO €139M,

TRAFFIC GROWS 8% TO 18M PASSENGERS.

Ryanair, Europe's biggest International scheduled airline, today (20th July 2010) announced a Q1 Net Profit of €138.5m, an increase of 1% over last year's Q1 figure (excluding pre tax exceptional costs of €50m from the volcanic ash airspace closures in April and May).  Total revenues rose by 16% to €896.8m due to an 8% rise in traffic and a 5% increase in average fares.  Unit costs rose by 9% due to higher fuel prices (excluding fuel they rose 1%) as sector length grew by 13%.

Summary Table of Results (IFRS) - in euro

Q1 Results	June 30, 2009	June 30, 2010	% Change
Passengers	16.6m	18.0m	+8%
Revenue	€774.7m	€896.8m	+16%
Adj. Profit after Tax (Note 1)	€136.5m	€138.5m	+1%
Adj. Basic EPS(euro cent)(Note 1)	9.26	9.36	+1%

Announcing these results Ryanair's CEO, Michael O'Leary, said:

"Our Q1 profits were adversely impacted by the unnecessary closures of European airspace for 18 days in April and May.  Despite these volcanic ash disruptions Ryanair continues to increase traffic, yields, and profits, while most of our competitors are cutting capacity and reporting losses.  Yields rose by 5% due to a 13% increase in sector length offset by price promotions launched to get people flying again after the airspace closures.  Ancillary revenues also rose at a faster rate than the growth in traffic to 23% of total revenues.

Fuel costs rose by 34% to €287m due to higher oil prices and a 13% sector length increase.  Costs (excluding fuel) rose by just 1% due to unit cost reductions achieved in staff, airport and handling costs, and we continue to reduce costs across most other areas.  We are 90% hedged for FY11 at $730 per tonne, and we have hedged 90% of H1 FY12 at an average of $755 per tonne.

Our new routes and bases (Malaga and Malta) are performing well.  We open our 42nd base in Barcelona (El Prat) in September (5 aircraft/20 new routes), and our 43rd in Valencia in November (2 aircraft/10 new routes).  We continue to see enormous opportunities to grow our business across Europe as many airports vigorously compete to attract Ryanair's traffic growth.  This aggressive competition between airports has resulted in airport unit costs falling by 8%, and we plan to announce more lower cost routes and bases later this year.

The Irish government's disastrous €10 tourist tax has caused a continuing collapse in Irish tourism.  Traffic at Dublin airport in May fell 15% to just 1.6m, and is on track to fall by a further 3m to just 17m passengers in 2010, down almost 30% from the 23.5m pax. handled in 2008.  The Government's failed policy of gouging tourists with a €10 tax and the DAA monopoly's policy of increasing charges (by up to 40% in 2010) must be scrapped if this downward tourism spiral is to be reversed.  As a direct result of the €10 tourist tax and the DAA's higher fees, we have cut our winter capacity in Dublin by 15% and have switched these aircraft to other EU countries that have scrapped tourist taxes, lowered airport charges, and returned to tourism growth.

In the UK the tourist tax of £11 combined with the BAA's high airport charges are damaging both tourism and the British economy.  The BAA monopoly has seen its traffic collapse by 2.6m in the first 5 months of 2010 during a period when Ryanair has grown by 3m passengers.  We will cut our winter UK capacity by 16%, while Stansted capacity will fall by 17%.  The new UK government should urgently break up the high cost BAA monopoly (as recommended by the Competition Commission), and scrap the damaging £11 tourist tax which has caused a significant decline in UK traffic and tourism.

The unnecessary airspace closures in April and May (following the Icelandic volcano) led to the cancellation of 9,400 Ryanair flights, and the loss of almost 1.5m passengers in Q1.  We are currently processing claims under the unfair and disproportionate EU 261 regulations, although it will be some time before the full cost of these cancellations will be known.  As a result we have maintained our initial estimate of an exceptional cost of €50m.  This episode clearly shows that the EU 261 regulations should be amended to include a force majeure clause to relieve airlines of the "duty of care" in cases where the cancellation is not within the airlines control.   We have also called for a cap on the quantum and period that passengers can claim for.  Such a cap would prevent the discrimination which currently exists, whereby EU coaches and ferries already have their liability limited to the ticket price paid, whereas airlines are exposed to unlimited liability even when governments close their airspace and prevent airlines from flying.  These EU 261 regulations should be urgently amended to prevent this unfair, disproportionate, and discriminatory treatment of EU airlines.

Our outlook for the year remains cautious and unchanged.  We expect passenger volumes will rise by 11% to 73.5m (i.e. before any volcanic ash disruptions).  We anticipate that yields in Q2 will rise by between 10% to 15%, but since we have no visibility, we must remain cautious about yields for the coming winter (H2).  We believe it is reasonable to expect that the yield increase for the full year will be within the range of 5% to 10% previously guided.  Unit costs excluding fuel will increase by approx. 4% (adjusted for sector length they will fall by 6%).  As a result we expect full year Net profits to rise by 10% to 15% or between approx. €350m to €375m, which remains in line with our previous guidance.

Cash in hand due to increased profits rose by €259m to €3.1bln.  In June we proposed a one off dividend of €500m payable on October 1 next, subject to shareholder approval at the AGM on 22 Sept, 2010.  For further details on the dividend payment, please go to the Investors Relations page on www.ryanair.com.

ENDS.                              Tuesday, 20th July 2010

Note 1 - Q1 ended June 30, 2010 excludes an exceptional item of €44.8m (pre tax €50m) for costs associated with volcanic ash disruptions in April and May 2010.

Q1 ended June 30, 2009 excludes exceptional item of €13.5m for the write down of our investment in Aer Lingus.

For further information     Howard Millar                   Pauline McAlester
please contact:                Ryanair Holdings Plc          Murray Consultants

www.ryanair.com             Tel: 353-1-8121212         Tel: 353-1-4980300

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors, and flight interruptions caused by volcanic ash emissions or other atmospheric disruptions.

Ryanair is the World's favourite airline with 43 bases and 1100+ low fare routes across 26 countries, connecting 155 destinations. Ryanair operates a fleet of 250 new Boeing 737-800 aircraft with firm orders for a further 72 new aircraft (before taking account of planned disposals), which will be delivered over the next 2 years. Ryanair currently has a team of more than 8,000 people and expects to carry approximately 73.5 million passengers in the current fiscal year (pre-volcanic ash disruptions).

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at June 30, 2010 (unaudited)

		At Jun 30,	At Mar 31,
		2010	2010
	Note	€M	€M
Non-current assets
Property, plant and equipment	11	4,584.6	4,314.2
Intangible assets		46.8	46.8
Available for sale financial assets	8	129.0	116.2
Derivative financial instruments		32.4	22.8
Total non-current assets		4,792.8	4,500.0

Current assets
Inventories		2.9	2.5
Other assets		78.7	80.6
Trade receivables		48.6	44.3
Derivative financial instruments		229.7	122.6
Restricted cash		65.0	67.8
Financial assets: cash > 3months		1,604.6	1,267.7
Cash and cash equivalents		1,403.2	1,477.9
Total current assets		3,432.7	3,063.4

Total assets		8,225.5	7,563.4

Current liabilities
Trade payables		180.4	154.0
Accrued expenses and other liabilities		1,144.4	1,088.2
Current maturities of debt		293.3	265.5
Current tax		1.2	0.9
Derivative financial instruments		84.3	41.0
Total current liabilities		1,703.6	1,549.6

Non-current liabilities
Provisions		140.1	102.9
Derivative financial instruments		39.2	35.4
Deferred tax		218.9	199.6
Other creditors		126.8	136.6
Non-current maturities of debt		2,966.5	2,690.7
Total non-current liabilities		3,491.5	3,165.2

Shareholders' equity
Issued share capital		9.4	9.4
Share premium account		644.7	631.9
Capital redemption reserve		0.5	0.5
Retained earnings		2,177.9	2,083.5
Other reserves		197.9	123.3
Shareholders' equity		3,030.4	2,848.6

Total liabilities and shareholders' equity		8,225.5	7,563.4

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the quarter ended June 30, 2010 (unaudited)

		Pre Exceptional	Exceptional	IFRS Quarter	Pre Exceptional	Exceptional	IFRS Quarter
		Results	Items	Ended	Results	Items	Ended
		Jun 30,	Jun 30,	Jun 30,	Jun 30,	Jun 30,	Jun 30,
		2010	2010	2010	2009	2009	2009
	Note	€M	€M	€M	€M	€M	€M
Operating revenues		1,42.
Scheduled revenues		692.9	-	692.9	609.4	-	609.4
Ancillary revenues		203.9	-	203.9	165.3	-	165.3
Total operating revenues - continuing operations		896.8	-	896.8	774.7	-	774.7
Operating expenses
Staff costs		88.8	-	88.8	82.4	-	82.4
Depreciation		61.9	-	61.9	55.0	-	55.0
Fuel & oil		286.6	-	286.6	214.1	-	214.1
Maintenance, materials & repairs		21.8	-	21.8	19.2	-	19.2
Aircraft rentals		24.0	-	24.0	21.7	-	21.7
Route charges		99.6	-	99.6	81.2	-	81.2
Airport & handling charges		116.2	-	116.2	116.7	-	116.7
Marketing, distribution & other		28.5	-	28.5	29.7	-	29.7
Icelandic volcanic ash related costs		-	50.0	50.0	-	-	-
Total operating expenses		727.4	50.0	777.4	620.0	-	620.0
Operating profit - continuing operations		169.4	(50.0)	119.4	154.7	-	154.7
Other income/(expense)
Finance income		6.2	-	6.2	7.4	-	7.4
Finance expense		(20.2)	-	(20.2)	(18.3)	-	(18.3)
Foreign exchange (loss)/gain		(0.8)	-	(0.8)	2.7	-	2.7
Loss on impairment of available for sale financial asset		-	-	-	-	(13.5)	(13.5)
Gain on disposal of property, plant & equipment		-	-	-	1.6	-	1.6
Total other income/(expense)		(14.8)	-	(14.8)	(6.6)	(13.5)	(20.1)
Profit before tax		154.6	(50.0)	104.6	148.1	(13.5)	134.6
Tax on profit on ordinary activities		(16.1)	5.2	(10.9)	(11.6)	-	(11.6)
Profit for the period - all attributable to equity holders of parent		138.5	(44.8)	93.7	136.5	(13.5)	123.0
Earnings per ordinary share (in € cent)
Basic	10	9.36		6.33	9.26		8.35
Diluted	10	9.32		6.30	9.23		8.31
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,480.2		1,480.2	1,474.0		1,474.0
Diluted	10	1,486.5		1,486.5	1,480.3		1,480.3

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended June 30, 2010 (unaudited)
	Quarter	Quarter
	Ended	Ended
	Jun 30, 2010	Jun 30, 2009
	€M	€M

Profit for the quarter	93.7	123.0

Other comprehensive income:
Cash flow hedge reserve - effective portion of fair value changes to derivatives:
Net movements in cash flow hedge reserve Available for sale financial asset:	61.3	(17.8)
Net increase/(decrease) in available for sale financial asset	12.8	(13.5)
Impairment of available for sale asset transferred to profit or loss	-	13.5
Net movements in available for sale financial asset reserve	12.8	-

Total other comprehensive income for the quarter, net of income tax	74.1	(17.8)

Total comprehensive income for the quarter - all attributable to equity holders of parent	167.8	105.2

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Cashflow Statement for the quarter ended June 30, 2010 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2010	2009
	€M	€M
Operating activities
Profit before tax	104.6	134.6

Adjustments to reconcile profit/(loss) before tax to net cash provided by operating activities
Depreciation	61.9	55.0
(Increase) in inventories	(0.4)	(0.1)
(Increase) in trade receivables	(4.3)	(5.7)
Decrease/(increase) in other current assets	7.4	(28.1)
Increase in trade payables	26.4	7.4
Increase in accrued expenses	53.3	91.4
(Decrease)/increase in other creditors	(9.8)	16.0
Increase in provisions	37.2	5.3
(Gain) on disposal of property, plant and equipment	-	(1.6)
Loss on impairment of available for sale financial asset	-	13.5
(Decrease)/increase in finance income	(5.5)	1.7
Decrease in finance expense	2.6	0.6
Retirement costs	-	0.2
Share based payments	1.2	1.6
Net cash provided by operating activities	274.6	291.8

Investing activities
Capital expenditure (purchase of property, plant and equipment)	(331.6)	(348.6)
Proceeds from sale of property, plant and equipment	-	65.6
Decrease/(increase) in restricted cash	2.8	(96.9)
(Increase)/decrease in financial assets: cash > 3months	(336.9)	82.0
Net cash (used in) investing activities	(665.7)	(297.9)

Financing activities
Net proceeds from shares issued	12.8	6.6
Proceeds from long term borrowings Repayments of long term borrowings	364.9 (61.3)	267.0 (60.5)
Net cash provided by financing activities	316.4	213.1

(Decrease)/increase in cash and cash equivalents	(74.7)	207.0
Cash and cash equivalents at beginning of the period	1,477.9	1,583.2
Cash and cash equivalents at end of the quarter	1,403.2	1,790.2

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the quarter ended June 30, 2010 (unaudited)

						Other Reserves
		Issued	Share		Capital
	Ordinary	Share	Premium	Retained	Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2009	1,473.4	9.4	617.4	1,777.7	0.5	(2.0)	22.1	2,425.1
Profit for the year	-	-	-	305.3	-	-	-	305.3
Other comprehensive income
Net movements into cash flow reserve	-	-	-	-	-	62.3	-	62.3
Net change in fair value of available for sale asset	-	-	-	-	-	-	36.5	36.5
Total other comprehensive income	-	-	-	-	-	62.3	36.5	98.8
Total comprehensive income	-	-	-	305.3	-	62.3	36.5	404.1
Issue of ordinary equity shares	5.5	-	14.5	-	-	-	-	14.5
Share-based payments	-	-	-	-	-	-	4.9	4.9
Transfer of exercised and expired share based awards	-	-	-	0.5	-	-	(0.5)	-
Balance at March 31, 2010	1,478.9	9.4	631.9	2,083.5	0.5	60.3	63.0	2,848.6
Profit for the period	-	-	-	93.7	-	-	-	93.7
Other comprehensive income
Net movements into cash flow reserve	-	-	-	-	-	61.3	-	61.3
Net change in fair value of available for sale asset	-	-	-	-	-	-	12.8	12.8
Total other comprehensive income	-	-	-	-	-	61.3	12.8	74.1
Total comprehensive income	-	-	-	93.7	-	61.3	12.8	167.8
Issue of ordinary equity shares	5.0	-	12.8	-	-	-	-	12.8
Share-based payments	-	-	-	-	-	-	1.2	1.2
Transfer of exercised and expired share based awards	-	-	-	0.7	-	-	(0.7)	-
Balance at June 30, 2010	1,483.9	9.4	644.7	2,177.9	0.5	121.6	76.3	3,030.4

Ryanair Holdings plc and Subsidiaries

 Operating and Financial Overview

Introduction

For the purposes of the Management Discussion and Analysis ("MD&A") all figures and comments are by reference to the adjusted income statement excluding the exceptional items referred to below.  A reconciliation of the results for the period under IFRS to the adjusted results is provided on page 13.

Exceptional items in the quarter ended June 30, 2010 amounted to €50.0m (pre tax) reflecting the estimated costs relating to the closure of airspace in April and May due to the Icelandic volcanic ash disruptions.  Exceptional items in the quarter ended June 30, 2009 amounted to €13.5m reflecting an impairment of the Aer Lingus shareholding.

Adjusted profit after tax excluding exceptional items increased by 1% to €138.5m.  Including exceptional items the profit after tax for the quarter amounted to €93.7m compared to a profit of €123.0m in the quarter ended June 30, 2009.

Summary quarter ended June 30, 2010

Adjusted profit after tax increased by 1% to €138.5m compared to €136.5m in the quarter ended June 30, 2009 primarily due to a 5% increase in average fares, offset by a 34% increase in fuel costs.  Total operating revenues increased by 16% to €896.8m as average fares rose by 5% due to an increase in average sector lengths.  Ancillary revenues grew by 23%, faster than the increase in passenger volumes, to €203.9m due to a combination of higher onboard spend (which was helped by longer sector length), improved product mix, increased take up of priority boarding, and higher internet related revenues.  Total revenue per passenger as a result increased by 7%, whilst Load Factors remained flat at 83% during the quarter.

Total operating expenses rose by 17% to €727.4m, primarily due to an increase in fuel prices, the higher level of activity, and increased operating costs associated with the growth of the airline.  Fuel, which represents 39% of total operating costs compared to 35% in the comparative quarter, increased by 34% to €286.6m due to the increase in the price per gallon paid and an 18% increase in the number of hours flown.  Unit costs excluding fuel rose by 1% and including fuel they rose by 9%.  Operating margin decreased by 1 point to 19% whilst operating profit increased by 10% to €169.4m.

Adjusted net margin decreased from 18% to 15% at June 30, 2010 for the reasons outlined above.

Adjusted earnings per share for the quarter were 9.36 cent compared to 9.26 cent in the comparative quarter ended June 30, 2009.

Balance sheet

Total cash and cash equivalents increased by €259.4m since March 31, 2010 to €3,072.8m.  The Group generated cash from operating activities of €274.6m which partially funded capital expenditure incurred during the period.  Capital expenditure of €331.6m largely consisted of advance aircraft payments for future aircraft deliveries and the delivery of 18 new Boeing 737-800 aircraft in the quarter.  Total debt, net of repayments, increased by €303.6m to €3,259.8m during the quarter.  Net debt at period end was €187.0m.

Detailed Discussion and Analysis quarter ended June 30, 2010

Adjusted profit after tax, increased by 1% to €138.5m primarily due to a 5% increase in average fares and longer sector lengths offset by higher fuel costs.  Total operating revenues increased by 16% to €896.8m due to a 5% increase in average fares, a 14% increase in ancillary revenues per passenger, and an 8% increase in passenger numbers.  Fuel, which represents 39% of total operating costs compared to 35% in the comparative quarter, increased by 34% to €286.6m due to a higher price per gallon paid, and an increase in the number of hours flown.  Unit costs excluding fuel rose by 1% and including fuel they rose by 9%.  Operating margin, as a result, decreased by 1 point to 19%, whilst operating profit increased by 10% to €169.4m.

Total operating revenues increased by 16% to €896.8m due to a 5% increase in average fares, an 8% increase in passenger traffic to 18.0m, and a 23% increase in ancillary revenues. .

Total revenue per passenger increased by 7% due to a 14% rise in ancillary revenues per passenger and a 5% increase in average fares.

Scheduled passenger revenues increased by 14% to €692.9m due to an 8% rise in passenger volumes and a 5% increase in average fares.  Load factor remained flat at 83%, compared to the quarter ended June 30, 2009.

Ancillary revenues increased by 23% to €203.9m, faster than the 8% increase in passenger volume, due to a 14% rise in average spend per passenger primarily due to a combination of higher onboard spend (which was helped by longer sector length),  improved product mix, increased take up of priority boarding, and higher internet related revenues.

Total operating expenses increased by 17% to €727.4m due to the 34% increase in fuel costs, a 1% increase in unit costs (excluding fuel) and the higher level of activity and costs associated with the growth of the airline.

Staff costs increased by 8% to €88.8m.  This reflects a 13% increase in average headcount to 7,828, offset by the impact of a company wide pay freeze, the higher portion of contract crew operating during the period, and the rise in cabin crew numbers during the quarter who earn lower than the average salary.

Depreciation and amortisation increased by 13% to €61.9m.  This reflects an additional 46 lower cost 'owned' aircraft in the fleet this period compared to the quarter ended June 30, 2009.

Fuel costs increased by 34% to €286.6m primarily due to the rise in fuel prices and an increase in the number of hours flown.

Maintenance costs increased by 14% to €21.8m due to an increase in the total number of leased aircraft from 47 to 55.

Aircraft rental costs increased by 11% to €24.0m, which is lower than the 17% increase in the total number of leased aircraft from 47 to 55, reflecting the positive impact of lower lease rentals achieved.

Route charges rose by 23% to €99.6m due to an increase in the number of sectors flown and an increase in average unit rates.

Airport & handling charges remained flat despite an 8% increase in passenger volumes, due to lower charges at new airports and bases launched and handling cost savings achieved.

Marketing, distribution and other expenses decreased by 4% to €28.5m, significantly lower than the 8% increase in passenger numbers, due to cost savings achieved.

Operating margin decreased by 1 point to 19% due to the reasons outlined above and operating profits have increased by 10% to €169.4m compared to the quarter ended June 30, 2009.

Finance income decreased by 16% to €6.2m primarily due to a combination of lower deposit interest rates and the impact of the placement of funds with highly rated and guaranteed financial institutions which typically provide a lower yield.

Finance expense increased by 10% to €20.2m due to the drawdown of additional debt to part finance the purchase of new aircraft, offset by lower interest rates.

Foreign exchange losses during the quarter of €0.8m are primarily due to the impact of movements in euro/sterling exchange rates.

Balance sheet

Total cash and cash equivalents increased by €259.4m since March 31, 2010 to €3,072.8m.  The Group generated cash from operating activities of €274.6m which partially funded capital expenditure incurred during the period.  Capital expenditure of €331.6m largely consisted of advance aircraft payments for future aircraft deliveries and the delivery of 18 new Boeing 737-800 aircraft in the quarter.  Total debt, net of repayments, increased by €303.6m to €3,259.8m during the quarter.  Net debt at period end was €187.0m.

Shareholders' equity at June 30, 2010 increased by €181.8m to €3,030.4m compared to March 31, 2010 due to the impact of IFRS accounting treatment for derivatives and available for sale financial assets, stock option grants, a net profit after tax of €93.7m in the year and the issue of new shares of €12.8m (as detailed on page 8).

Ryanair Holdings plc

Interim Management Report

Introduction

This financial report for the quarter ended June 30, 2010 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

This interim management report includes the following:

•       Reconciliation of results for the period under International Financial Reporting Standards ("IFRS") to adjusted results for the quarter ended June 30, 2010;

•       Principal risks and uncertainties relating to the remaining nine months of the year;

•       Related party transactions; and

•       Post balance sheet events.

Results of operations for the quarter ended June 30, 2010 compared to the quarter ended June 30, 2009, including important events that occurred during the three months, are set forth in the Operating and Financial review on pages 9-11.

Reconciliation of results for the period under IFRS to adjusted results for the quarter ended June 30, 2010

The unaudited condensed consolidated interim income statement for the quarter ended June 30, 2010, as set forth on page 5 of this three month financial report, presents the results for the periods separately between pre-exceptional and exceptional items.  Certain items are presented separately, as exceptional items, which, by virtue of their size or incidence, are unusual in the context of the Groups's ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results.

 Reconciliation of profit for the quarter to adjusted profit for the quarter

	Quarter Ended Jun 30, 2010	Quarter Ended Jun 30, 2009
	€M	€M

Profit for the quarter	93.7	123.0

Adjustments
Icelandic volcanic ash related expenses	50.0	-
Tax on Icelandic volcanic ash related expenses	(5.2)	-
Loss on impairment of available for sale financial asset	-	13.5

Adjusted profit for the quarter	138.5	136.5

Principal risks and uncertainties

Among the factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year are the airline pricing environment, fuel costs, competition from new and existing carriers, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel and other economic, social and political factors and flight interruptions caused by volcanic ash emissions or other atmospheric disruptions.

Board of directors

Details of the members of our Board of Directors are set forth on pages 93 and 94 of our 2009 Annual Report. In addition two new directors, Mr.Charles McCreevy and Mr. Declan McKeon were appointed as non-executive directors on May 28, 2010.

Related party transactions

Please see note 13 on page 18.

Post balance sheet events

Please see note 12 on page 18.

Ryanair Holdings plc

Notes forming Part of the Unaudited Condensed Consolidated

Interim Financial Statements

1.  Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland.  The condensed consolidated interim financial statements of the Company for the three months ended June 30, 2010 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2009 Annual Report, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2009 are available at www.ryanair.com.

The comparative figures included for the year ended March 31, 2010 do not constitute statutory financial statements of the Group within the meaning of Regulation 40 of the European Communities (Companies, Group Accounts) Regulations, 1992.  The consolidated financial statements of the Groupfor the year ended March 31, 2010, together with the independent auditor's report thereon, will be filed with the Irish Registrar of Companies following the Company's Annual General Meeting and will also be available on the Company's website. Statutory financial statements for the year ended March 31, 2009 have been filed with the Companies' Office.  The auditors' report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the three months ended June 30, 2010 on July 19, 2010.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and in compliance with IFRS as issued by the International Accounting Standards Board.

There were no new standards, interpretations or amendments to existing standards adopted for the first time in the financial year 2010, which would have a material impact on our financial position or results from operations.

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations.

•      IFRS 3 (revised 2008), "Business Combinations" (effective for new acquisitions occurring in financial years beginning on or after July 1, 2009).

•      IFRIC 19, "Extinguishing Financial Liabilities with Equity Instruments" (effective for fiscal periods beginning on or after July 1, 2010).

•      IAS 24 (revised 2009), "Related Party Disclosures" (effective for fiscal periods beginning on or after January 1, 2011).

•      Amendments to IFRIC 14, "IAS 19 - The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction" (effective for fiscal periods beginning on or after January 1,
  2011).

•      IFRS 9, "Financial Instruments" (effective for fiscal periods beginning on or after January 1, 2013).

•      The IASB's third annual improvements project, "Improvements to International Financial Reporting Standards 2010", published on May 6, 2010 (effective dates are dealt with on a standard-by-
  standard basis).

Exceptional items

The Company presents certain items separately, which are unusual, by virtue of their size and incidence, in the context of our ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results.  In the current and prior period comparative we have presented the estimated costs relating to the closure of European air space due to the Icelandic volcanic ash disruptions as an exceptional item.  In the prior period comparative we have presented the impairment of our investment in Aer Lingus separately because of the unusual nature of these items.  Any amounts deemed "exceptional" for management discussion and analysis purposes have been classified for the purposes of the IFRS income statement in the same way as non exceptional amounts of the same nature.

2.  Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.  Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly the first half-year typically results in substantially higher revenues and results.

4.  Income tax expense

The Group's consolidated effective tax rate in respect of operations for the quarter ended June 30, 2010 was 10.4% (2009:  8.6%).  The tax charge for the quarter ended June 30, 2010 of €10.9m (2009: €11.6m) primarily comprises of a deferred tax charge relating to temporary differences for property, plant and equipment recognised in the income statement and the utilisation of previous trading losses.

5.  Share based payments

The terms and conditions of the share option programme are disclosed in the most recent published consolidated financial statements.  The charge to the income statement in the year of approximately €1.2m (2009: €1.6m) is related to the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6.  Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.  Capital commitments

At June 30, 2010 Ryanair had an operating fleet of 250 (2009: 196) Boeing 737-800 aircraft.  It also had firm orders for an additional 72 Boeing 737-800's.  The delivery of these firm order aircraft will increase the fleet size (net of planned disposals) to 299 aircraft by March 31, 2013.

8.  Available for sale financial assets (Aer Lingus)

The movement on the available for sale financial asset from €116.2m at March 31, 2010 to €129.0m at June 30, 2010 is comprised of a gain of €12.8m, recognised through other comprehensive income, reflecting the increase in the share price from €0.73 per share at March 31, 2010 to €0.81 per share at June 30, 2010.  All impairment losses are required to be recognised in the income statement and are not subsequently reversed, while gains are recognised through other comprehensive income.

9.  Analysis of operating segment

The Company is managed as a single business unit that provides low fares airline-related services, including scheduled services, car hire services, internet and other related services to third parties across a European route network.   The Company operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Company determines and presents operating segments based on the information that internally is provided to Michael O'Leary, CEO, who is the Company's Chief Operating Decision Maker (CODM).  When making resource allocation decisions the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the consolidated adjusted profit/(loss) after tax of the Company for the year. This measure excludes the effects of certain income and expense items, which are unusual, by virtue of their size and incidence, in the context of the Company's ongoing core operations, such as the costs relating to the closure of airspace in April and May 2010 due to the Icelandic volcanic ash disruptions and the impairment of a financial asset investment (see reconciliation on page 13).

All segment revenue is derived wholly from external customers and as the Company has a single reportable segment, intersegment revenue is zero.

The Company's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Company's integrated route network and is directly attributable to its reportable segment operations.  In addition, as the Company is managed as a single business unit, all other assets and liabilities have been allocated to the Company's single reportable segment.

Reportable segment information is presented as follows:

	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2010	2009
	€M	€M
External revenues	896.8	774.7

Reportable segment adjusted profit after income tax	138.5	136.5

	At Jun 30, 2010	At Mar 31, 2010
	€M	€M
Reportable segment assets (i)	8,096.5	7,447.2

(i) Excludes the available for sale financial asset

Reconciliation of reportable segment profit to consolidated profit after income tax is as follows:

	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2010	2009
	€M	€M
Total adjusted profit or loss for reportable segment	138.5	136.5
Icelandic volcanic ash related expenses	50.0	-
Tax on Icelandic volcanic ash related expenses	(5.2)	-
Loss on impairment of available for sale financial asset	-	(13.5)
Consolidated profit/(loss) after income tax	93.7	123.0

10.  Earnings per share

	Quarter	Quarter
	Ended	Ended
	Jun 30	Jun 30
	2010	2009

Basic earnings per ordinary share euro cent	6.33	8.35
Diluted earnings per ordinary share euro cent	6.30	8.31
Weighted average number of ordinary shares (in M's) - basic	1,480.2	1,474.0
Weighted average number of ordinary shares (in M's) - diluted	1,486.5	1,480.3

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 6.3m (2009: 6.3m).

11.  Property, plant and equipment

Acquisitions and disposals

During the quarter ended June 30, 2010, the Group acquired assets with a cost of €331.6m (June 30, 2009: €348.6m).  In the quarter ended June 30, 2009 three Boeing 737-800 aircraft were disposed of, generating sales delivery proceeds of €65.6m.

12.  Post balance sheet events

There were no significant post balance sheet events.

13.  Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the quarter ended June 30, 2010 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2009 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

Ryanair Holdings plc

Responsibility Statement

Statement of the directors in respect of the three-month financial report

Each of the directors, whose names and functions are listed on pages 93 and 94 of our 2009 Annual Report, and the two new directors, Mr. Charles McCreevy and Mr. Declan McKeon who were appointed as non-executive directors on May 28, 2010, confirm that, to the best of each person's knowledge and belief:

       1)   The unaudited condensed consolidated interim financial statements for the quarter ended June 30, 2010, comprising the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement  of changes in shareholders' equity and the related notes thereto, have been prepared in accordance with IAS 34 as adopted by the European Union, being the international accounting standard applicable  to the interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002.

    2)   The interim management report includes a fair review of the information required by:

           (i)     Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the quarter ended June 30, 2010 and their impact on the condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the nine months ending March 31, 2011; and

           (ii)    Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the quarter ended June 30, 2010 and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2009 Annual Report that could do so.

The Group's auditors have not reviewed these condensed consolidated interim financial statements.

On behalf of the Board

David Bonderman                                                       Michael O'Leary

Chairman                                                                    Chief Executive

July 19, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  20 July 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary